Patientory Inc.

Your health, at your fingertips



 PATIENTORY.COM

Technology   Artificial Intelligence   Cryptocurrency   Blockchain
                                                          Heathcare

Why you may want to support us...

1   We're the leading provider of dApp blockchain solutions for healthcare.

2   Our products provide high level of Security, Transparency & HIPPA Compliance.

3   Our products compatible with most EHR system.

WE'VE RAISED $109,886 SINCE OUR FOUNDING

Our team



Chrissa McFarlane
CEO and Founder
More than ten years' experience in healthcare conducting research, managing teams, etc.




Thileepan Sivanandham
Technical Lead and Patientory Ambassador
Was the founder of RapydCloud Technologies.CTO of Maax Market, Inc.





Xueling Wang
Business Development Associate
Graduate in Health Informatics at Georgia State University on Aug. 2019.


SEE MORE

In the news

 September 10, 2020 @ https

SEE MORE

Your Health At Your Fingertips

Invest in Patientory

Did you know? A large number of readmissions occur due to poor care coordination caused by siloed EHR systems and varying state regulations.

Patientory is a global population health management software that gives users access to actionable insights from their health data. Patientory empowers patients, clinicians, and healthcare organizations to access, store, and transfer information safely, thus improving care coordination while ensuring data security.

Changing Healthcare form the ground up. We believe better health care starts with the people.What We Have Accomplished So Far

Our team has successfully modified Ethereum, created a private Blockchain Network called **PToyMatrix**, which minimizes breaches for health providers due to the inherent access control properties of the system; acts as a channel for facilitated care coordination, cross-institutional sharing of critical patient information to reduce medical errors and increase interoperability.

Our Dapp Beta test for product-market fit and overall effectiveness solution has received positive feedback from our Beta users of over 500 participants out of our 35,000 community subscription. 90% of respondents found the entire app useful with no elements irrelevant, 80% of respondents said that they did not find any parts of the app unnecessarily complicated. More than half of the respondents found the app 'very engaging' and most useful for fitness-related activity and health adherence.

We have received the following awards and recognition as a reward for our team efforts:

2016-Top 5 Cutting-Edge Health Apps Improving the World by Empowering the Patient

Top 11 Company Disrupting Healthcare in 2017

2017 TAG Digital Health Diversity Game Changer

Finalist in 1776.vc.-MedStar Patient 2 Consumer Challenge

2017 Health Tech Upstarter – Technology Association of Georgia

Wins Two Prestigious Awards

Global Digital Health 100

2018 Globe Award Winner in International Trade by U.S. State of Georgia

2018 Top 40 Healthcare Transformers by MM&M

Top 10 Most Innovative Digital Healthcare Solution Providers list by Insights Care magazine

Finalist - Medtech Insight Award for Entrepreneur of the Year 2018

Atlanta Recognition

2018 Global Health & Pharma - Best for Real-Time Health Information Management – Georgia

2019-W3 Gold Award Visual Appeal

2019: >350,000 Subscribers

2019: COVID-19 Response Phase 1 Completion

Our Products



How does it work?

Centralizing all your medical data in one place to manage, share and track your healthcare.

Community: Thousands of people like you are also already on the Patientory network. Discuss your health concern with others in the community and learn from their experience.

Secure: Encrypted middleware to meet the high-volume demands of modern-day Health IT.

You: The most secure way of preventing your patients' sensitive health information from cyber attacks.

Doctor: Your doctors can securely share information with patients, family members, caregivers, specialists, and nurses, or chat via our HIPAA-compliant messaging platform.

What makes us unique?

View: You can share your complete medical history with your doctors via aggregated data across different providers and medical facilities, all in one place.

Manage: Doctors can manage their schedules, place electronic orders, and send or receive referrals online easily. Automation tools and reminders will help your doctors and save you time!

Share: You can securely share information with your doctors, family members, caregivers

Share. You can securely share information with your doctors, family members, caregivers, specialists, and nurses, or chat via our secure messaging platform.

Secure: Encrypted middleware to meet the high-volume demands of modern-day Health IT. HIPAA-compliant protected data storage that adheres to region-specific regulatory guidelines

Pandemic Response tools, E.g: COVID-19 contact tracing, case report, uploading testing results, immunity passport, Travel QR code, and self-inspection quiz.

How Our Products Are Different From the Rest

High Security, Transparency & HIPPA Compliance

Customizable Features: E.g: COVID-19 Response

Compatible with most EHR systems

Patient's Well-being Focus

Real Time

Instantly access your own health information. Reach out to the community and learn more about your condition. Connect with your care team at any time!

Blockchain Tech

Be assured your data is secure using blockchain technology.

Privacy

HIPAA-compliant protected health information storage that adheres to region-specific regulatory guidelines

Visual Appeal

Our Website Wins 2019 Gold Website Features-Visual Appeal Aesthetics Award

Our Market and Industry

Population Health Management Market Worth $150.6 billion By 2027. The global population health management market is expected to reach USD 150.6 billion by 2027, registering a CAGR of 21.1% over the forecast period, according to a new report by Grand View Research, Inc.

What Makes Our Team Special

The team has 40 years of combined experience in health IT.

Chrissa McFarlane: CEO and Founder of Patientory.

Chrissa has more than ten years' experience in healthcare conducting research, managing teams, published international healthcare research, and helped to create breakthrough digital health companies that have provided services to companies such as Tumblr, Blue Apron, Casper, and Meetup.

At Cornell University, she worked with organizations such as the US Department of Agriculture. She earned her Masters from Wake Forest University School of Business.

Invest in Our Company Today! **Why you should invest in Patientory?**

We're the leading provider of dApp blockchain solutions for healthcare.

We're passionate about making a difference in healthcare.

Trusted global network

Strong community presence

We believe in the future of a distributed technology ecosystem.

- Patientory Founder & CEO: Chrissa McFarlane

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

Global population health data analytics management software

Where will your company be in 5 years? ⌄

In the next 3-5 years, we hope to have 200,000 registrations of interest. 150,000,000 Chronic Disease Patients require risk stratification. These projections cannot be guaranteed.

How has the company been funded to date? ⌄

Patientory has received prior grants and investments from organizations such as the Patientory Foundation, a non profit geared towards the advancement of health equity. Patientory Foundation raised $7M via a token sale in 2017. Patientory has also received funding from Novartis, Women Who Tech, Southeast Medical Device Association, Colorado Permanente Medical Group/Boomtown HealthTech Accelerator and RGA Ventures.

What's the relationship between Patientory Foundation and Patientory, Inc.? ⌄

Patientory, Inc is a founding and participating storage node member of the PTOYMatrix HIPAA compliant Health Information Exchange System owned by the Patientory Foundation. Their 2 dapps Neith Enterprise and Patientory Consumer facing applications are built on this network.

Patientory, Inc. is conducting this offering.